

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Anthony Gruber
Chief Financial Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

>   **Re: MamaMancini's Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 16, 2023**
>   **File No. 333-270087**

Dear Anthony Gruber:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 16, 2023

General

1.   We note your response to prior comment 2. Because you have not yet filed your Form 10-K for the fiscal year ended January 31, 2023, you may not incorporate by reference into this registration. Please revise pages 54 and 55 to delete your attempt to incorporate by reference.

   Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert Diener